EXHIBIT 99.2

04/CAT/11

FOR IMMEDIATE RELEASE

07.00 BST, 02:00 EST Wednesday 8 September 2004

For further information contact:
Cambridge Antibody Technology
Tel: +44 (0) 1223 471 471
Peter Chambré, Chief Executive Officer
John Aston, Chief Financial Officer
Rowena Gardner, Director of Corporate Communications

Weber Shandwick Square Mile (Europe)
Tel: +44 (0) 20 7067 0700
Kevin Smith
Sarah MacLeod

BMC Communications/The Trout Group (USA)
 Tel: +1 212 477 9007
Brad Miles, ext 17 (media)
Brandon Lewis, ext 15 (investors)

NEW DRUG CANDIDATE FOR SEVERE ASTHMA FROM CAMBRIDGE ANTIBODY TECHNOLOGY STARTS CLINICAL TRIALS

Cambridge, UK… Cambridge Antibody Technology  (LSE: CAT; NASDAQ: CATG) today announces that it will be starting a Phase I clinical trial of CAT-354, a human anti-IL-13 monoclonal antibody, which is a potential treatment for severe asthma, following recent approval from the Medicines and Healthcare products Regulatory Agency (MHRA).

The Phase I trial is a placebo-controlled, rising single intravenous dose study of CAT-354 and will take place in the UK at the Marix Drug Development Clinical Research Centre, Llantrisant, South Wales. The objectives of the trial will be to study the safety, tolerability and pharmacokinetics of CAT-354. Patient enrolment is expected to commence shortly and the results of the trial are likely to be available during the second quarter of 2005.

Dr. David Glover, CAT's Chief Medical Officer, comments: "The initiation of this clinical trial represents a further milestone in the development of CAT as a biopharmaceutical company. CAT-354 is the fourth human monoclonal antibody that we have taken into clinical trials ourselves and makes a total of 11 human antibody drug candidates discovered using our technology that have entered clinical development. We are very optimistic about CAT-354 as a potential treatment for severe asthma."

- ENDS -

Notes to Editors

Cambridge Antibody Technology (CAT):

·

CAT is a biopharmaceutical company using its proprietary technologies and capabilities in human monoclonal antibodies for drug discovery and drug development. Based near Cambridge, England, CAT currently employs around 270 people.

·

CAT is a leader in the discovery and development of human therapeutic antibodies and has an advanced proprietary platform technology for rapidly isolating human monoclonal antibodies using phage display and ribosome display systems. CAT has extensive phage antibody libraries, currently incorporating more than 100 billion distinct antibodies. These libraries form the basis for the Company's strategy to develop a portfolio of antibody-based drugs.

·	Four CAT human therapeutic antibody products are now at various stages of clinical development, with one further product candidate in pre-clinical development.
·

HUMIRATM, the leading CAT-derived antibody, isolated and optimised in collaboration with Abbott, has been approved for marketing as a treatment for rheumatoid arthritis in 51 countries. Six further licensed CAT-derived human therapeutic antibodies are in clinical development by licensees, with four further licensed product candidates in pre-clinical development.

·

CAT has alliances with a number of pharmaceutical and biotechnology companies to discover, develop and commercialise human monoclonal antibody-based products. In particular, CAT has a broad collaboration with Genzyme for the development and commercialisation of antibodies directed against TGFb, a family of proteins associated with fibrosis and scarring. This collaboration has so far given rise to one antibody product candidate at clinical development stage, and one at pre-clinical development stage.

·	CAT has also licensed its proprietary technologies to several companies. CAT's licensees include: Abbott, Amgen, Chugai, Genzyme, Human Genome Sciences, Merck & Co, Pfizer and Wyeth Research.
·	CAT is listed on the London Stock Exchange and on NASDAQ. CAT raised £41m in its IPO in March 1997 and £93m in a secondary offering in March 2000.

IL-13

·

IL-13 is an interleukin (protein) which has potent immunomodulatory effects. It is primarily secreted by TH2 lymphocytes. It is believed to be a highly relevant target molecule for asthma as a result of its potential role in airways obstruction, acute exacerbations and in chronic airways remodelling.

Drug Development Limited

·	MarixDrug Development Limited is a professional drug development services organisation with particular expertise in early clinical development for respiratory drugs.

Application of the Safe Harbor of the Private Securities Litigation Reform Act of 1995: This press release contains statements about Cambridge Antibody Technology Group plc ("CAT") that are forward looking statements. All statements other than statements of historical facts included in this press release may be forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. These forward looking statements are based on numerous assumptions regarding the company's present and future business strategies and the environment in which the company will operate in the future. Certain factors that could cause the company's actual results, performance or achievements to differ materially from those in the forward looking statements include: market conditions, CAT's ability to enter into and maintain collaborative arrangements, success of product candidates in clinical trials, regulatory developments and competition. We caution investors not to place undue reliance on the forward looking statements contained in this press release. These statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.